UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______
Commission File Number 1-10706

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
COMERICA INCORPORATED PREFERRED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
COMERICA INCORPORATED
Comerica Bank Tower
1717 Main Street
MC 6404
Dallas, Texas 75201

Comerica Incorporated Preferred Savings Plan

Financial Statements and Supplemental Schedule
Report of Independent Registered Public Accounting Firm
Audited Financial Statements:
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule*
Schedule H, Line 4i - Schedule of Assets (Held at Year End)
Signature
Exhibit Index
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP)
* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not applicable and have been omitted.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Comerica Incorporated Preferred Savings Plan
Years Ended December 31, 2014 and 2013
with Report of Independent Registered Public Accounting Firm

Comerica Incorporated Preferred Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

The Audit Committee
Comerica Incorporated

We have audited the accompanying statements of net assets available for benefits of the Comerica Incorporated Preferred Savings Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Comerica Incorporated Preferred Savings Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Comerica Incorporated Preferred Savings Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP

Dallas, Texas
June 24, 2015

Comerica Incorporated Preferred Savings Plan
Statements of Net Assets Available for Benefits

December 31	2014	2013
Assets
Investments in master trust, at fair value	$1,193,427,991	$1,137,807,471

Accrued income receivable	512,846	466,109
Notes receivable from participants	27,765,352	26,689,344
Net assets reflecting investments at fair value	1,221,706,189	1,164,962,924

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,201,721)	127,429
Net assets available for benefits	$1,220,504,468	$1,165,090,353
See accompanying notes.

Comerica Incorporated Preferred Savings Plan
Statements of Changes in Net Assets Available for Benefits

Years Ended December 31	2014	2013
Additions
Participant contributions	$44,846,998	$42,294,690
Employer contributions	20,775,431	20,323,511
Interest income on notes receivable from participants	1,103,132	1,141,772
Total additions	66,725,561	63,759,973

Deductions
Distributions to participants	78,049,625	69,225,456
Transaction fees and expenses	145,627	119,304
Other deductions	27,124	431,465
Total deductions	78,222,376	69,776,225

Plan interest in master trust investment income	66,910,930	221,267,512
Net increase for the year	55,414,115	215,251,260
Net assets available for benefits:
Beginning of year	1,165,090,353	949,839,093
End of year	$1,220,504,468	$1,165,090,353
See accompanying notes.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements
1. Description of the Plan
The Comerica Incorporated Preferred Savings Plan (the Plan) is a 401(k) plan covering all eligible employees of Comerica Incorporated (the Corporation) and certain subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Information about the Plan agreement, participants' investment alternatives and the vesting and benefit provisions is contained in the summary plan description captioned “Comerica Incorporated Preferred Savings 401(k) Plan." Copies of the summary plan description are available on the Internet at www.comericaretirement.com.
Effective January 1, 2011, the Corporation transferred the Plan's profit sharing feature to a separate plan, the Comerica Incorporated Retirement Account Plan (the Retirement Account Plan), and retained the traditional 401(k) feature. The Comerica Incorporated Defined Contribution and Preferred Savings Trust (the Master Trust) is a master trust that holds the assets of both plans.
Although the Corporation has not expressed any intent to do so, the Corporation has the right under the Plan to amend or terminate the Plan at any time. In the event the Plan is terminated, all participants' accounts remain fully vested and non-forfeitable.
The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document and the summary plan description for more complete information.
Eligibility
Employees are generally eligible to participate in the Plan on the first day of the first payroll period commencing on or after the first day of the month coincident with or following six consecutive calendar months of service.
Participant Contributions and Accounts
Participants may make pre-tax contributions and/or, beginning in 2014, Roth contributions to the Plan through payroll deductions. Total contributions may not exceed the lesser of 50 percent of the participant's annual compensation or the Internal Revenue Service (IRS) allowed maximum ($17,500, plus an additional $5,500 for participants age 50 or over). Participants direct the investment of their accounts among the investment funds offered by the Plan. Participants may change their investment options at any time. If a participant does not make an investment election upon enrollment, the participant's contributions are invested in the Comerica Destination Fund appropriate for the participant's age and can be redirected by the participant at any time at their discretion.
Rollover contributions are also accepted from other tax-qualified plans, provided certain specified conditions are met.
The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Employer Matching Contributions
The Corporation makes a matching contribution on behalf of each participant of 100 percent of the first four percent of qualified earnings contributed by the participant, up to the current IRS compensation limit, invested based on the participant's investment elections. In the absence of a participant's investment election, the funds are initially invested in the Comerica Destination Fund appropriate for the participant's age. Employer matching contributions are 100 percent vested at the time they are contributed to a participant's individual account.
Dividend Election
The Plan discontinued the Corporation's common stock as an investment election available to participants for future contributions or reallocations from other investments in 2008. Participants may elect to either reinvest the dividends within the Plan or receive the dividends as cash with their regular pay.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

Participant Loans
Participants generally may borrow from their account balances an amount not to exceed the lesser of $50,000 or 50 percent of their total contributions, matching contribution and rollover contribution account balances. Participants may have only two loans outstanding at any time. Each loan is required to be repaid within five years or less, or up to 15 years if the loan is for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a fixed rate of interest determined at origination (currently one percent above the Prime Rate published in The Wall Street Journal). Principal and interest are paid by the participant through payroll deductions that are credited to the participant's individual account. Participants are charged a fee to initiate each loan as well as a quarterly loan maintenance fee.
Distributions to Participants
Upon separation from service with the Corporation for any reason, a participant whose vested account balance is $5,000 or less may elect to receive either a lump sum or a rollover distribution. A participant whose vested account balance is greater than $5,000 may elect a distribution or remain in the Plan. Distribution options include a rollover, lump sum distribution or monthly, quarterly or annual installments over a fixed period. Distributions are recorded when paid.
In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal. In addition, in-service withdrawals are permitted upon request of a participant with an attained age of at least 59 1/2 years.
Plan Expenses
Administrative and investment expenses incurred in connection with the operation of the Plan are paid by the Corporation and by revenue sharing with the recordkeeper. Certain participant loan fees and transaction expenses are deducted from loan or distribution proceeds, as applicable, or are charged directly to the participant's account.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accounting and reporting policies of the Plan conform to U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Fair value measurement applies whenever accounting guidance requires or permits assets or liabilities to be measured at fair value. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction (i.e., not a forced transaction, such as a liquidation or distressed sale) between market participants at the measurement date. Fair value is based on the assumptions market participants would use when pricing an asset or liability. GAAP establishes a three-level fair value hierarchy that prioritizes the information used to develop fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are separately disclosed by level within the fair value hierarchy. For assets recorded at fair value, it is the Plan's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements for those items for which there is an active market.
Investment contracts held by a qualified plan are reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a qualified plan attributable to fully benefit-responsive investment contracts, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The contract value represents contributions plus earnings at the guaranteed rate, less participant withdrawals and administrative expenses. The Stable Value Fund primarily invests in fully benefit-responsive synthetic guaranteed investment contracts (GICs). The Statements of Net Assets Available for Benefits present the fair value of investments and the adjustment from fair value to contract value for the Stable Value Fund at December 31, 2014 and 2013. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
Securities transactions are recorded on a trade-date basis. Realized gains and losses are reported based on the average cost of securities sold. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as transaction fees and expenses and are expensed when they are incurred. No allowance for credit losses was recorded as of December 31, 2014 and 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
3. Investments in Master Trust
The Plan's assets are held in the Master Trust, together with assets of the Retirement Account Plan.
Each participating plan's interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investments. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions that can be specifically identified (primarily contributions, benefit payments and plan-specific expenses). The Plan's interest in the net assets of the Master Trust was approximately 97.8 percent and 98.3 percent at December 31, 2014 and 2013, respectively.
The following table presents the fair values of investments in the Master Trust and the Plan's percentage interest in each investment fund of the Master Trust:

	Master Trust	Plan's Ownership Percentage
December 31, 2014
Mutual funds	$582,166,807	98.9%
Collective trust funds	518,085,095	96.0
Comerica Incorporated common stock	120,108,538	100.0
Total investments, at fair value	1,220,360,440	97.8
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,210,704)	99.3
Total investments, at contract value	$1,219,149,736	97.8%
December 31, 2013
Mutual funds	$549,690,124	99.2%
Collective trust funds	477,170,717	96.9
Comerica Incorporated common stock	130,345,972	100.0
Total investments, at fair value	1,157,206,813	98.3
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	128,296	99.3
Total investments, at contract value	$1,157,335,109	98.3%
Investment income for the Master Trust was as follows:

Years Ended December 31	2014	2013
Net appreciation in fair value of investments:
Mutual funds	$2,893,054	$91,119,243
Collective trust funds	33,831,658	63,291,691
Comerica Incorporated common stock	(1,657,515)	49,371,424
Net appreciation in fair value of investments	35,067,197	203,782,358
Dividend and interest income	31,377,315	18,533,924
Dividend income, Comerica Incorporated common stock	2,081,945	1,929,890
Total investment income	$68,526,457	$224,246,172

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

4. Fair Value
Fair value measurements are utilized to record fair value adjustments to certain assets and to determine fair value disclosures. Mutual funds, collective trust funds and Comerica Incorporated common stock are recorded at fair value on a recurring basis.
Assets at fair value in the Plan are categorized into a three-level hierarchy, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1	Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2
Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3
Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies and key inputs used to measure assets recorded at fair value, including an indication of the level of the fair value hierarchy in which the assets are classified. Transfers of assets between levels of the fair value hierarchy are recognized at the beginning of the reporting period, when applicable.
Mutual funds: Mutual funds are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, divided by the number of shares outstanding. Mutual fund NAVs are quoted in an active market and are classified in Level 1 of the fair value hierarchy.
Collective trust funds: Collective trust funds are valued using the NAV provided by the administrator of the fund. The NAV is based primarily on observable inputs, generally the quoted prices for the underlying assets owned by the fund. Collective trust funds are classified in Level 2 of the fair value hierarchy. The underlying investments of the Stable Value Fund consist of cash equivalents and synthetic GICs. Cash equivalents are money market funds that are valued at cost. The fair value of the synthetic GICs is based upon the fair value of the underlying assets at the NAV, as described above. The issuers of GICs guarantee that all qualified participant withdrawals will occur at contract value. The fair value of the issuer guarantees were not significant inputs to the valuation. The Stable Value Fund is classified in Level 2 of the fair value hierarchy.
Comerica Incorporated common stock: Fair value measurement of Comerica Incorporated common stock is based upon the closing price reported on the New York Stock Exchange and is classified in Level 1 of the fair value hierarchy.
The methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

The following table presents, by level within the fair value hierarchy, the recorded amount of the Plan's assets measured at fair value on a recurring basis. The Plan had no assets classified within Level 3 of the fair value hierarchy at December 31, 2014 and 2013. There were no liabilities measured at fair value at December 31, 2014 and 2013. There were no transfers of assets recorded at fair value into or out of Level 1 and Level 2 fair value measurements during the years ended December 31, 2014 and 2013.

	Total	Level 1	Level 2
December 31, 2014
Mutual funds:
Large cap funds	$190,121,817	$190,121,817	$—
Small cap funds	122,586,679	122,586,679	—
International funds	101,351,923	101,351,923	—
Mid cap funds	89,442,568	89,442,568	—
Bond funds	62,767,082	62,767,082	—
Money market fund	9,720,895	9,720,895	—
Total mutual funds	575,990,964	575,990,964	—

Collective trust funds:
Asset allocation funds	167,223,785	—	167,223,785
Large cap fund	165,515,311	—	165,515,311
Stable value fund	148,153,923	—	148,153,923
Mid cap fund	16,435,470	—	16,435,470
Total collective trust funds	497,328,489	—	497,328,489

Comerica Incorporated common stock	120,108,538	120,108,538	—
Total assets recorded at fair value	$1,193,427,991	$696,099,502	$497,328,489

December 31, 2013
Mutual funds:
Large cap funds	$174,826,832	$174,826,832	$—
Small cap funds	122,979,692	122,979,692	—
International funds	100,490,709	100,490,709	—
Mid cap funds	78,668,750	78,668,750	—
Bond funds	58,992,914	58,992,914	—
Money market fund	9,207,733	9,207,733	—
Total mutual funds	545,166,630	545,166,630	—

Collective trust funds:
Asset allocation funds	148,179,887	—	148,179,887
Large cap fund	158,429,662	—	158,429,662
Stable value fund	155,685,320	—	155,685,320
Total collective trust funds	462,294,869	—	462,294,869

Comerica Incorporated common stock	130,345,972	130,345,972	—
Total assets recorded at fair value	$1,137,807,471	$675,512,602	$462,294,869
5. Transactions With Parties-in-Interest
Certain Plan investments in the Master Trust are shares of collective trust funds managed by Comerica Bank (the Bank), a subsidiary of the Corporation. The Bank serves as trustee of the Plan. Transactions involving funds administered by the trustee qualify as exempt party-in-interest transactions. Participants direct how their contributions are invested within the Plan.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

The Bank provides the Plan with certain accounting and administrative services for which no fees are charged.
On December 31, 2014 and 2013, the Plan held 2,564,230 shares and 2,741,817 shares of Comerica Incorporated common stock, respectively, with fair values of $120,108,538 and $130,345,972, respectively. During the years ended December 31, 2014 and 2013, the Plan recorded dividend income from Comerica Incorporated common stock of $2,081,945 and $1,929,890, respectively.
6. Tax Status
The Plan received a determination letter from the IRS dated September 26, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan, and its predecessor plan, is no longer subject to income tax examinations for years prior to 2011.
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of total net assets available for benefits and the increase (decrease) in net assets available for benefits per the financial statements to amounts reported on Form 5500 for the years ended December 31, 2014 and 2013.

December 31	2014	2013
Net assets available for benefits per financial statements	$1,220,504,468	$1,165,090,353
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,201,721	(127,429)
Net assets per Form 5500	$1,221,706,189	$1,164,962,924

Increase in net assets per financial statements	$55,414,115	$215,251,260
Net adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,329,150	(3,713,546)
Increase in net assets per Form 5500	$56,743,265	$211,537,714
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SUPPLEMENTAL SCHEDULE
Comerica Incorporated Preferred Savings Plan

EIN: #38-1998421	Plan #002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Participant loans (a)	Interest rate range: 4.25% to 11.74%, with various maturity dates	$27,765,352
(a)    Party-in-interest.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Comerica Incorporated Preferred Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Comerica Incorporated Preferred Savings Plan

By: Comerica Bank, Trustee

/s/ Jon W. Bilstrom
Jon W. Bilstrom
Executive Vice President - Governance, Regulatory Relations and Legal Affairs, and Secretary
Dated: June 24, 2015

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP)